Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our (1) report dated March 27, 2007 relating to the combined financial statements and financial statement schedule of Spectra Energy Partners Predecessor (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements of Spectra Energy Partners Predecessor from the separate records maintained by Spectra Energy Capital, LLC), (2) report dated March 27, 2007, relating to the balance sheet of Spectra Energy Partners, LP and (3) report dated March 27, 2007, relating to the balance sheet of Spectra Energy Partners (DE) GP, LP all appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas
March 27, 2007